1. On January 17, 2007, Curan Fund, LLC (the "Fund") was notified that a majority of the partners of Altschuler, Melvoin and Glasser LLP (AM&G) had become partners of McGladrey & Pullen, LLP and, as a consequence, that AM&G has resigned and would no longer be the auditor for the Fund. McGladrey & Pullen, LLP was appointed as the Fund's new auditor.

2. The audit report of AM&G on the financial statements of Curan Fund, LLC as of and for the year ended December 31, 2005 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

3. The decision to engage McGladrey & Pullen, LLP was approved by the Fund's Audit Committee.

4. In connection with the audit of the Funds financial statements for the year ended December 31, 2005 and through the date of this Current Report, there were: (1) no disagreements between the Fund and AM&G on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of AM&G, would have caused AM&G to make reference to the subject matter of the disagreement in their reports on the Funds financial statements for such year, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(iv)(B) of Regulation S-B or
Item 304(a)(1)(v) of Regulation S-K.

5. The Fund has provided AM&G a copy of the disclosures in this Form NSAR 77k.txt and has requested that AM&G furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not AM&G agrees with the Funds statements. A copy of the letter dated January 23, 2007 furnished by AM&G in response to that request is filed as an Exhibit to this Form.